Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

March 19, 2013

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InspireMD, Inc. (the “Company”) File No. 333-184066 Registration Statement on Form S-1

Ladies and Gentlemen:

We, as representative of the several underwriters, hereby request the withdrawal of our request for acceleration, dated March 14, 2013, of the effective date of the above-referenced Registration Statement that was requested to become effective at 4:00 p.m., Washington D.C. time, on March 18, 2013, or as soon thereafter as practicable.

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Managing Director